

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   January 21, 2016

Via E-mail
Ian Schwartz
General Counsel
Triton Container International Limited
55 Green Street
San Francisco, CA 94111

> **Re: Triton International Limited**
> **Registration Statement on Form S-4**
> **Filed December 24, 2015**
> **File No. 333-208757**

Dear Mr. Schwartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please supplementally provide us with copies of all board books and other materials prepared by BofA Merrill Lynch that were shared with the TAL board and its representatives.

Opinion of TAL's Financial Advisor, page 15

2.   Please disclose here that TAL will pay BofA Merrill Lynch $12.5 million, including $10.5 million payable contingent upon consummation of the transaction. Additionally, please disclose here that TAL has sole discretion to increase this amount by $2.5 million.

Interests of TAL Officers and Directors in the Mergers, page 15

3.   Please quantify here the aggregate value of the benefits that the TAL directors and executive officers will receive as a result of their interests in the transaction.

Selected Unaudited Pro Forma Combined Financial Statements, page 29

4.   Please expand footnote (1) to better clarify how the cash dividends paid per share were calculated.

Comparative Per Share Data of TAL and Pro Forma Combined Company, page 31

5.   Please disclose the historical per share data of Triton as required by Item 3(f) of Part I.A. of Form S-4, or tell us why you do not believe it is required.

Risk Factors, page 34
TAL and Triton will incur significant transaction and merger related transition costs…, page 37

6.   Please disclose the estimated "significant, non-recurring costs in connection with consummating the mergers and integrating the operations." Additionally, please disclose the estimated "significant fees and expenses relating to legal, accounting and other transaction fees and other costs associated with the mergers."

Holdco's customer base will be highly concentrated…, page 42

7.   Please disclose the customer that represented 13% of Holdco's leasing revenues for 2014, as well as any other customer that represented at least 10% of leasing revenues.

Unaudited Pro Forma Combined Financial Information, page 63
Notes to Unaudited Pro Forma Combined Financial Information, page 67

8.   We note that under the terms of the agreement, TAL is permitted to declare and pay dividends in an aggregate amount up to $1.44 per share prior to closing (inclusive of the $0.45 per share payable on December 23, 2015). Please disclose the total potential dividend payment.

9.   With reference to your disclosure on pages 10 and 11, please expand your pro forma financial information to address the accounting implications related to the treatment of TAL and Triton stock-based awards in connection with the TAL merger.

Note 1- Basis of Presentation, page 67

10.   You indicate that this transaction is effectively a reverse merger whereby Triton will gain access to the U.S. equity capital markets via a merger with an existing SEC public reporting entity. Triton has been treated as the acquirer in the merger for accounting

purposes. With reference to the specific terms of this transaction, please address the following comments regarding this accounting:

- Please clarify how you concluded that this transaction was effectively a reverse merger. Specifically address the fact that TAL did not issue its shares in this transaction; and

- Demonstrate the appropriateness of identifying Triton as the accounting acquirer. In this regard, you should address all the factors set forth in ASC 805-10-55-12 through 15. Ensure your response specifically addresses the following pertinent facts:

  a) On page 123, you indicate that the Sponsor Shareholders Agreement calls for certain limitations on the manner in which Sponsor Shareholders may vote their Holdco common shares in the election and removal of certain directors. As a result of these limitations, the TAL stockholders would be viewed as receiving more than 50% of the voting power of the Holdco common stock for the purposes of certain Treasury Regulations;

  b) On page 116, you indicate that as of the date of this proxy statement/prospectus, the current Holdco directors are represented by four current TAL directors and four current Triton directors. One additional independent director will be identified by the TAL Nominating and Corporate Governance Committee; and

  c) On page 87, you indicate that during May 20, 2015 and three days following, there were discussions regarding the relative valuation of TAL and Triton. As of that date, the discussion of the terms of the merger indicated that although the TAL shareholders would own 45% of the combined company, since Triton agreed that TAL would have the right to continue to pay dividends to shareholders (without Triton having a corresponding right) through the remainder of 2015, TAL viewed this right as an equivalent to an approximately 47-48% economic share in the combined company for combined company. Address the economics of the merger in light of the fact that TAL is permitted to declare and pay dividends in an aggregate amount up to $1.44 per share prior to closing.

Note 3 – Preliminary Merger Consideration, page 68

11.   With reference to ASC 605-30-30-7, please address the appropriateness of measuring the preliminary fair value of the merger consideration paid to TAL based on the TAL's estimated market value.

Note 5 – Notes to Unaudited Pro Forma Combined Balance Sheet, page 69

12.   Please expand footnote (b) to better explain how you calculated the adjustments to the estimate the fair value of the TAL's leasing equipment, including disclosing the economic useful life and the remaining estimated remaining useful lives by each asset group. Also identify the asset groupings.

13.   Please expand footnote (g) to provide additional information regarding the material underlying assumptions of this adjustment.

14.   Please expand Note (c) to address how you computed the depreciation expense. Clarify if this adjustment includes any changes to the underlying useful lives or residual values of the leasing equipment. In addition, please specifically address how you determined the residual value of the leased equipment in light of continued decrease in the cost of new containers.

15.   Please expand Note (e) to explain the underlying assumptions related to the interest expense adjustments.

The Mergers, page 80
Background of the Mergers, page 80

16.   Please revise your disclosure in this section to expand upon the discussions the TAL board and management had when comparing the proposed Triton and Party C transactions. For example, we note that the TAL board and management indicated that:
        •   the Party C transaction was highly dilutive; however, the Triton transaction decreases TAL's current stockholder ownership by 55%;
        •   Party C's premium was not high enough; however, there is no indication that the Triton transaction offered a premium; and
        •   The Triton transaction "would be both the most feasible transaction and the most beneficial for TAL stockholders."

        Additionally, please expand upon the discussion by the TAL Board, TAL management, and BofA Merrill Lynch on July 21, 2015 that compared these two transactions.

17.   Please include TAL Board's discussion of the following aspects of the transaction:
        •   the ability of Warburg Pincus and Vestar to select two and one, respectively, board members; and
        •   Warburg Pincus will control 42% of the combined company's equity.

TAL'S Reasons for the Mergers, page 95

18.   Please expand upon why the regions and product lines of TAL and Triton are complementary.

19.   Please elaborate on the nature of the cost synergies you expect to achieve. Additionally, please disclose why you think you will be able to fully implement these synergies by the end of 2016.

Summary of Material Financial Analyses of Triton, page 101
Selected Publicly Traded Companies Analysis, page 101

20.   Please disclose the criteria used in selecting Textainer, CAI, and TAL as comparables and disclose whether any companies meeting this criteria were excluded and the reasons

for doing so. Additionally, please discuss why BofA Merill Lynch considered TAL and Textainer as the "core" selected publicly traded companies.

21. We note your disclosure on page 103 that "analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Triton was compared." Please disclose the primary considerations and judgments you made when comparing these companies to Triton. This comment also applies to the corresponding section related to the TAL analysis on page 104.

Miscellaneous, page 106

22. Please revise your disclosure on pages 107 and 108 to provide a complete quantitative description of the fees received by BofA Merrill Lynch for services provide to TAL, Triton, Warburg Pincus, and Vestar, and their affiliates, in the past two years.

Prospective Financial Information, page 108

23. We note that in October 2015, TAL updated the 2015 forecast to reflect actual results from the third quarter of 2015 and expectations for the fourth quarter of 2015. Please disclose whether Triton prepared any updated information.

The Holdco Board of Directors and Management After the Mergers, page 116

24. Please file consents for any person who has not signed the registration statement and is named as about to become a director. Please see Rule 438 of the Securities Act of 1933.

The Transaction Agreement, page 127
Explanatory Note, page 127

25. We note your disclosure that "information concerning the subject matter of the representations and warranties… may have changed since the date of the transaction agreement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement/prospectus not misleading.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Triton, page 157
General

26. We note your disclosures in Note 1 of your financial statements that you operate and manage your fleet for your own account and on behalf of container owners. Please expand your tabular disclosure on page 159, related to the size of your fleet, to separately identify the units you own and the units you manage.

Operations, page 158
Operating Performance, page 158
Per diem rates, page 160

27.   Expand your disclosure to discuss average per diem rates for your dry van, refrigerated, and specialized units.

Liquidity and Capital Resources, page 171

28.   We note your disclosure on page 27 that one of the potential benefits of the TAL merger identified by TAL's Board of Directors will result from Holdco's plans to implement an annual dividend of $1.80 per share and share repurchases of up to $250 million following the consummation of the mergers. Please address the potential liquidity implications of these plans.

Critical Accounting Policies, page 175
Container rental equipment, page 176

29.   We note that the range of residual values for your dry, specialized, and refrigerated containers is material. Please tell us what consideration you have given to providing disaggregated information for these containers, such as by size (20ft, 40ft, etc.) so that more precise residual values can be disclosed.

Valuation of long-lived assets – container rental equipment, page 177

30.   Please disclose how you group your container rental equipment for impairment testing.

Certain Beneficial Owners of TAL Common Stock, page 185

31.   Please include the information required by Item 6 of Schedule 14A, regarding voting securities and principal holders thereof, for Triton. Refer to Item 18(a)(5)(ii) of Form S-4.

Consolidated Financial Statements for Fiscal Year Ended December 31, 2014
Independent Auditor's Report, page F-1

32.   Based on the current accounting treatment of the mergers, Triton will be considered the acquirer of TAL. Therefore, Triton also appears to be the predecessor of Triton International Limited. As such, please have your independent auditor´s revise their report to make reference to PCAOB standards, or explain to us why no revision is necessary.

Consolidated Statements of Income, page F-4

33.   Please provide the appropriate earnings per share information on the face of your income statement as well as the other disclosure requirements of ASC 260. Refer to ASC 260-10-15-2. Address this comment in your interim financial statements as well.

Note 1- Business and Summary of Significant Accounting Policies, page F-8
(c) Principles of Consolidation, page F-8

34.   With reference to the appropriate authoritative literature, please tell us and disclose how you determined that you have a controlling interest in TCI as well as the nature of such controlling interest. Specifically address if this entity is a variable interest entity, and if so, please address all of the disclosure requirements of ASC 810-10-50-2AA.

35.   Please clarify the nature of your ownership interest in Triton Container Investments LLC (TCCI) and Amphitrite-II, and disclose your consolidation policy for these entities. Refer to ASC 810-10-50-1 and 2AA.

36.   Please disclose the terms of the Operating Agreement. To the extent that the formula contained in the operating agreement can result in disproportionate allocations to the noncontrolling interest, please clarify. To the extent necessary, expand your Management's Discussion and Analysis to provide a discussion of this formula when discussing changes in non-controlling interests from period to period.

37.   We note that the equity method of accounting is applied when you do not have a controlling interest in an entity by exerting significant influence. Please tell us the nature of your interest in these entities and how you determined you did not have a controlling interest.

(k) Allocation (Pooling) of Container Rental Revenue and Direct Container Expense, page F-11

38.   Please explain the implication of this accounting policy as it relates to your consolidated financial statements. Specifically address the accounting implications of allocating balance sheet items such as cash, receivables, and payables related to container owners reflected as non-controlling interests. Address this comment as it relates to your disclosure in Note 2 as well.

Note 9 – Debt, page F-18

39.   You disclose that notwithstanding the inclusion of the accounts of the container owners in these consolidated financial statements, the respective assets and credit (i.e., borrowing capacity) of the container owners are not available to directly satisfy the debts of TCIL or any other person. Please quantify those assets and liabilities. Refer to ASC 810-10-2AA.

Note 18- Segment Reporting, page F-33

40.   Please expand your disclosure to provide the entity wide information required by ASC 280-10-50-40 and 10-50-41(a), or tell us why you believe this guidance does not apply to you.

Exhibit 5.1 – Legal Opinion

41.   Please revise to consent to being named in the registration statement.

Exhibit 99.2 – Form of TAL Proxy Card

42.   Please ensure that the proxy card is marked is "preliminary" until the time that you file a definitive proxy statement. Refer to Rule 14a-6(b) of the Securities Exchange Act.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
Neil Markel
Cleary Gottlieb Steen & Hamilton LLP